Form 6-K
No. (3)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of   March 2007
Commission file number: 0-15741
AB ELECTROLUX

(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

Date: March 23, 2007	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, March 23,2007 Page 1 of 1

3.03 PM CET / 23-Mar-2007 / Electrolux (STO:ELUX A) (STO:ELUX B) (STO:ELUX BE) (LSE:ELXB)
Electrolux Annual Report 2006 now on the Group’s web site
The Electrolux Annual Report for 2006 is available on the Group’s web site as of today, at www.electrolux.com/annualreport2006. The printed version is now being distributed and can also be ordered from Electrolux Investor Relations by e-mail ir@electrolux.se or by phone +46 8 738 60 03.
For further information contact Investor Relations and Financial Information on +46 8 738 60 03.
Electrolux is a global leader in home appliances and appliances for professional use, selling more than 40 million products to customers in 150 countries every year. The company focuses on innovations that are thoughtfully designed, based on extensive consumer insight, to meet the real needs of consumers and professionals. Electrolux products include refrigerators, dishwashers, washing machines, vacuum cleaners and cookers sold under esteemed brands such as Electrolux, AEG-Electrolux, Zanussi, Eureka and Frigidaire. In 2006, Electrolux had sales of SEK 104 billion and 56,000 employees. For more information, visit http://www.electrolux.com/press.